Victoria Nguyen Work History

Victoria graduated top of her class at Georgia Institute of Technology. After graduating from GA Tech, she went on to work for Western Digital, Motorola, Sony, IBM, AMD and FS international. She also co-founded various startups. Since 2017, Victoria has served the Treasurer of Pace Diagnostics.